UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Woodpecker Technologies, LLC

Legal status of issuer

> ***Form***
> Limited Liability Company
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> June 27, 2017

Physical address of issuer
258A Commonwealth Ave., Boston, MA 02116

Website of issuer
https://www.woodpeckerweb.com

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$43,540.33	$0.00
Cash & Cash Equivalents	$42,728.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$8,010.09	$0.00
Cost of Goods Sold	$457.23	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$44,905.70	$0.00

April 29, 2019

FORM C-AR

Woodpecker Technologies, LLC



       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Woodpecker Technologies, LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.woodpeckerweb.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Woodpecker Technologies, LLC (the "Company") is a Delaware Limited Liability Company, formed on June 27, 2017. The Company is currently also conducting business under the name of Woodpecker.

The Company is located at 258A Commonwealth Ave., Boston, MA 02116.

The Company's website is https://www.woodpeckerweb.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Woodpecker is a document automation platform that empowers modern law firms to automate and standardize their frequently used legal documents. Woodpecker enables attorneys to continue using Word, avoid migrating to a new platform, and spend a fraction of the cost of enterprise document management platforms. Our mission is to provide a cutting-edge software product to an underserved segment of the legal market, at an affordable price, with no implementation or training overhead. Woodpecker seeks to supplement users existing workflows rather than supplant them.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Alex Melehy who is the Chief Executive Officer, June 2017 to Present of the Company. The Company has or intends to enter into employment agreements with Alex Melehy although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Alex Melehy or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on

our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain

necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have

an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the

desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or

modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot

effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's

direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Woodpecker is an early stage startup that has yet to prove sustainable market traction.
It is possible that Woodpecker is unable to execute on its go-to-market and business plan to the level that would result in positive returns for investors.

We must be able to develop and implement an expansion strategy and manage our growth.
Our success depends in part on our ability to grow and take advantage of efficiencies of scale. We believe our software will expand and attract thousands of customers. However, we cannot be certain that our projections of our hardware and software needs and costs are accurate if the user base rapidly increases. To accomplish our growth strategy, we may be required to raise and invest additional capital and resources and expand our marketing efforts in several geographic markets. We cannot be assured that we will be successful in raising the required capital.

Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue growth and increasing or maintaining profitability.
The business of cloud software solutions is competitive, and we expect it to become increasingly competitive in the future. We may also face competition from large Internet companies, any of which might launch its own cloud-based business services or acquire other cloud-based business companies in the future.

The market for cloud software solutions is subject to rapid technological change, and we depend on new product and service introductions in order to maintain and grow our business.
We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully in this emerging market, we must continue to design, develop, manufacture, and sell new and enhanced cloud software solutions products and services that provide higher levels of performance and reliability at lower cost. If we are unable to develop new services that address our customers' needs, to deliver our applications in one seamless integrated product offering that addresses our customers' needs, or to enhance and improve our services in a timely manner, we may not be able to achieve or maintain adequate market acceptance of our services. Our ability to grow is also subject to the risk of future disruptive technologies. Access and use of our services is provided via the cloud, which, itself, has been disruptive.

We could be liable for breaches of security on our website, fraudulent activities of our users, or the failure of third party vendors to deliver credit card transaction processing services.

A fundamental requirement for operating an Internet-based, worldwide cloud software solutions and electronically billing our customers is the secure transmission of confidential information and media over public networks. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results. The law relating to the liability of providers of online payment services is currently unsettled and states may enact their own rules with which we may not comply. We rely on third party providers to process and guarantee payments made by our subscribers up to certain limits, and we may be unable to prevent our customers from fraudulently receiving goods and services. Our liability risk will increase if a larger fraction of transactions effected using our cloud-based services involve fraudulent or disputed credit card transactions.

Third parties might infringe upon our technology.
We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

We reserve the right to make future offers and sales, either public or private, of our securities, including units of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued.
In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

If the Company is unable to raise additional capital on acceptable terms, it may be unable to complete planned product innovations or commercialize additional products.
The Company will require substantial future capital in order to continue to conduct research and development and grow market size. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete product development, or establish sales, marketing and manufacturing capabilities.

Start-up investing is risky.
Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

Your securities are not easily transferable.
You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these units and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs.

Any forecasts we make about our operations may prove to be inaccurate.
We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Woodpecker is a document automation platform that empowers modern law firms to automate and standardize their frequently used legal documents. Woodpecker enables attorneys to continue using Word, avoid migrating to a new platform, and spend a fraction of the cost of enterprise document management platforms. Our mission is to provide a cutting-edge software product to an underserved segment of the legal market, at an affordable price, with no implementation or training overhead. Woodpecker seeks to supplement users existing workflows rather than supplant them.

Business Plan

Document standardization and reuse is a huge pain for small law firms that currently rely on error-prone & manual processes to prepare and disseminate legal documents. Existing tools are unintuitive, archaic, too expensive, and often require migrating existing documents to a new platform or format. Woodpecker enables the standardization and automated preparation of a firm's existing legal documents. This is accomplished by empowering users to: identify the dynamic information in their documents, standardize this information, and ultimately automate the process of updating it. Without Woodpecker, users are left with manual search-and-replace

processes that consistently result in errors and waste time. Woodpecker is a "sticky" product in that once a firm begins to incorporate the toolset into their existing workflow, it's difficult to get rid of because of the standardization that the platform provides. Woodpecker's "sticky-ness" coupled with a subscription pricing model and the continued development of features tailored to the legal use case, will ensure that users become hooked and continue to pay for the service on a recurring basis. Users are able to sign up for a subscription to Woodpecker Pro for continued access to the Pro feature set.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Woodpecker SaaS Offering	The Woodpecker platform as Software as a Service.	Law firms and legal departments at small and medium sized firms in the U.S.

Ultimately, we will expand to small-medium sized firms internationally, and eventually pursue additional verticals: Real Estate, Insurance, Consulting (initially U.S. then international).

We offer our product via our online website: https://www.woodpeckerweb.com/ and via the Microsoft Office store: https://appsource.microsoft.com/en-us/product/office/WA104381028?src=office&tab=Overview.

Competition

The Company's primary competitors are HotDocs, The Form Tool, TurboLaw, Contract Express, Lawyaw, and Xpress Dox.

Woodpecker faces significant competition from many well-established companies that compete directly and indirectly with us but Woodpecker's difference is that it is both affordable and platform-agnostic as well as easy to integrate. Woodpecker's competitive advantages are that it addresses small law firms, uses no new platforms includes a free tier and is low cost.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

The Company's customers are primarily small to mid-size law firms. The Woodpecker product is live, being used by a growing user base and is generating revenue. Woodpecker helps a large number of users and firms do what they do a bit better, faster, and cheaper.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU"). These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 258A Commonwealth Ave., Boston, MA 02116

The Company has the following additional addresses: 30 Newbury St., 3rd floor Boston, MA, 02116 USA

The Company conducts business in Australia, Belgium, Germany, Malaysia, Canada, United Kingdom, and Spain.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in USA, India, USA - MA, USA - NY, and USA - CA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
George Karmelich	Independent Contract Agreement	October 1, 2018	N/A
Helen Coyne	Independent Contract Agreement	January 16, 2019	N/A
Michael Benson	Independent Contract Agreement	October 10, 2018	N/A
Michael Simon	Independent Contract Agreement	September 6, 2018	N/A
Nikhil Daga	Independent Contract Agreement	November 27, 2017	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Crowdfunding Offering Units
Amount outstanding	205,490
Voting Rights	Owners of this security receive standard investor voting rights.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	55,000
Voting Rights	Owners of this security receive standard investor voting rights.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Securities issued pursuant to Regulation CF:

Type of security	Crowdfunding Offering Units
Amount outstanding	205,490
Voting Rights	Owners of this security receive standard investor voting rights.
Anti-Dilution Rights	N/A

The Company has the following debt outstanding: N/A

The total amount of outstanding debt of the company is $0.00

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	5	$55,000.00	Product development and marketing.	January 15, 2018	N/A
Units	205,490	$20,549.00	Product development and marketing.	June 29, 2018	Regulation CF
Options	4	$0.00	Founder Advisor Standard Template provides vesting equity grants to advisors of the company.	April 12, 2018	N/A

Ownership

A majority of the Company is owned by one person. This person is Alex Melehy.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Alex Melehy	87.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$9,689.00	-$40,575.00	$0.00

Operations

The Company completed its pre-seed round of financing in early 2019. Following the Offering, we should have enough liquidity to execute our initial business plan for the rest of 2019 before pursuing another round of financing to begin our growth stage. We have been profitable or break-even since December 2018. Our significant challenges are developing and marketing a viable product in a competitive environment and quickly scaling sales and marketing operations.

The Company intends to improve profitability in the next 12 months by developing and solidifying scalable go-to market strategy across various channels, doubling down on existing user acquisition changes, expanding to additional channels, refining the product and developing new user-requested features, growing community of Woodpecker user ambassadors and evangelists, and growing the Woodpecker team.

Liquidity and Capital Resources

On June 29, 2018 the Company conducted an offering pursuant to Regulation CF and raised $20,549.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling,

mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Alex Melehy
(Signature)

Alex Melehy
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Woodpecker Technologies, LLC

BALANCE SHEET

As of December 31, 2018

	JAN - DEC 2017	JAN - DEC 2018
ASSETS	**$974.33**	**$43,540.33**
LIABILITIES AND EQUITY	**$974.33**	**$43,540.33**

Woodpecker Technologies, LLC

PROFIT AND LOSS
January 2017 - December 2018

	JAN - DEC 2017	JAN - DEC 2018	TOTAL
Income	$0.00	$3,689.13	$3,689.13
Cost of Goods Sold	$54.70	$457.23	$511.93
GROSS PROFIT	$ -54.70	$3,231.90	$3,177.20
Expenses	$10,147.71	$52,915.79	$63,063.50
NET OPERATING INCOME	$ -10,202.41	$ -49,683.89	$ -59,886.30
NET INCOME	$ -10,202.41	$ -49,683.89	$ -59,886.30

Woodpecker Technologies, LLC

STATEMENT OF CASH FLOWS

January 2017 - December 2018

	JAN - DEC 2017	JAN - DEC 2018	TOTAL
OPERATING ACTIVITIES	$ -10,202.41	$ -44,456.25	$ -54,658.66
INVESTING ACTIVITIES	$0.00	$ -811.79	$ -811.79
FINANCING ACTIVITIES	$11,176.74	$87,022.25	$98,198.99
NET CASH INCREASE FOR PERIOD	$974.33	$41,754.21	$42,728.54